[redacted]

09040014

SEC Mail
Mail Processing
Section

MAR 23 2009

Washington, DC
105

AB
3/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C&C Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 20th Floor
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Charlton III — 212-433-5470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 E 42nd Street	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/27

OATH OR AFFIRMATION

I, William Charlton III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C&C Trading,LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01W15066769
Qualified in Queens County
Commission Expires Oct 7, 2010

Notary Public 03-05-2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditors' Report on Internal Accounting Control

X (p) Note to Financial Statements

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors and Members
C&C Trading, LLC

We have audited the accompanying statement of financial condition of C&C Trading, LLC (the Company) as of December 31, 2008, and the related statements of operations and members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C&C Trading, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
February 19, 2009

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

C&C Trading, LLC

Statement of Financial Condition

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 9,090,925
Investments	488
Due from broker	16,227,082
Other assets	14,018
	$ 25,332,513

LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Securities sold under agreements to repurchase	$ 400
Guaranteed amounts and capital distributions payable to members	9,533,144
Accounts payable and accrued liabilities	289,377
Total Liabilities	9,822,921
Members' equity	15,509,592
	$ 25,332,513

See notes to financial statements

C&C Trading, LLC

Statement of Operations and Members' Equity

Year Ended December 31, 2008

INCOME	
Futures and securities trading	$ 25,076,071
Foreign currencies gain	305,234
Net realized gain on exchange membership seats and trading rights	425,388
Interest	386,367
Other	76,695
	26,269,755
EXPENSES	
Guaranteed payments to members	8,342,942
Clearing charges	6,637,245
Data processing	1,757,430
Floor brokerage	341,249
Meals and entertainment	25,290
Professional fees	81,508
Dues and fees	18,807
Other operating expenses	490,999
	17,695,470
Net Income	8,574,285
MEMBERS' EQUITY	
Beginning of year	19,484,307
Capital distributions	(12,549,000)
End of year	$ 15,509,592

See notes to financial statements

C&C Trading, LLC

Statement of Cash Flows

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 8,574,285
Adjustments to reconcile net income to net cash from operating activities	
Net realized gain on exchange memberhip seats and trading rights	(425,388)
Changes in operating assets and liabilities	
Marketable securities	2,044,116
Due from broker	7,336,220
Not readily marketable securities	748,216
Other assets	6,151
Securities sold under agreements to repurchase, net	(2,080,937)
Guaranteed amounts payable to members	4,326,798
Accounts payable and accrued liabilities	113,749
Net Cash From Operating Activities	20,643,210
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of exchange membership seats	(67,500)
Proceeds from sale of exchange membership seats	519,888
Net Cash From Investing Activities	452,388
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(12,549,000)
Net Change in Cash and Cash Equivalents	8,546,598
CASH AND CASH EQUIVALENTS	
Beginning of year	544,327
End of year	$ 9,090,925

See notes to financial statements

C&C Trading, LLC

Notes to Financial Statements

1. Business Operations

C&C Trading, LLC (the "Company"), a limited liability company, is a registered broker dealer and a member of the New York Mercantile COMEX Division. The Company was a member of the American Stock Exchange from January 1, 2008 through December 3, 2008. The Company is an Electronic Trading Permit (ETP) holder and an equity market maker on NYSE ARCA. The Company also conducts trading of securities and other derivatives in the United States and in Europe. The Company clears its proprietary transactions through broker-dealers on a fully disclosed basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Transactions

Securities and commodity transactions are recorded on the trade date. Investments are valued at fair value based on market quotations.

The Company adopted FASB Statement No. 157 Fair Value Measurements, ("SFAS 157") as of January 1, 2008, which, among other things, defines fair value establishes a hierarchal framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy is organized into three levels based upon the assumption (referred to as "inputs") used in pricing the asset or liability. SFAS 157 states that "observed inputs" reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources and "unobservable inputs" reflect an entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

2. Significant Accounting Policies *(continued)*

Securities Transactions (continued)

The fair value hierarchy prioritizes the inputs used in valuation techniques and creates the following three broad levels, with Level 1 being the highest priority:

Level 1 Inputs

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. SFAS 157 requires entities to measure fair value using quoted market prices whenever available, unless the active market is not readily available to the entity (for example the entity holds a large block), in which case a Level 2 or Level 3 valuation methodology maybe appropriate.

Level 2 Inputs

Level 2 inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly with fair value being determined through the use of models or other valuation methodologies. The types of investments which may be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 Inputs

Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist. Level 3 inputs require significant management judgment and estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair market measurement.

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies

Gains and losses resulting from foreign currency transactions are included in net income.

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and accordingly does not record a provision for income tax because the individual members report their share of the Company's income or loss on their tax returns. As a limited liability company, the liability of the Company's members is limited to the amount of the members' interest.

In July 2006 the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," which sets out a framework for companies to use to determine the appropriate level of tax reserves required in order to maintain uncertain tax positions. FASB Staff Position No. FIN 48-3, has deferred adoption of FIN 48 until fiscal years beginning after December 15, 2008. While the Company has not yet completed a study of the potential affect of adoption of FIN 48, in the opinion of management, adoption of FIN 48 should not have a significant affect on the Company. The Company's current accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable.

Exchange Membership Seats and Trading Rights

Exchange membership seats and trading rights are recorded at the lower of cost or market and are included within other assets.

Guaranteed Payments

Guaranteed payments to members expensed in the current year are for services performed for the Company.

Securities Sold Under Agreements to Repurchase

The Company accounts for securities sold that it does not currently own and is obligated to repurchase at fair value. The Company will incur a loss if the fair value of the securities increases subsequent to December 31, 2008.

C&C Trading, LLC

Notes to Financial Statements

3. Fair Value

The following are major categories of investments measured at fair value during the year ended December 31, 2008:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Marketable securities	$ 488	$ -	$ -	$ 488

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of approximately $15,500,000, which was approximately $15,400,000 in excess of its minimum requirement of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

5. Related Party Transactions

For the year ended December 31, 2008, administrative expenses charged by affiliated entities in which the Company or its members have a financial interest amounted to $311,336. In the opinion of management, operating expenses were charged at rates comparable to rates charged by non-affiliates.

6. Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risks consist of its investments, foreign currencies and options. The Company maintains its foreign currency accounts at three financial institutions and its investments with one brokerage firm. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts used in trading activities. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements.

Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchanges rates.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to repurchase or sell the financial instrument underlying the contract at a loss.

Supplemental Schedule

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

C&C Trading, LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Members' equity, December 31, 2008	$ 15,509,592
Deductions and other charges	
Non-allowable assets	
Other assets	10,000
Tentative Net Capital	15,499,592
Haircuts on security positions	133
Net Capital	15,499,459
Minimum net capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
Excess Capital	$ 15,399,459
Total aggregate indebtedness	$ 9,822,521
Ratio of aggregate indebtedness to net capital	0.64 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2008.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Members
C&C Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedule of C&C Trading, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a- 3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 19, 2009

C&C Trading, LLC

Financial Statements
and Supplemental Schedule
Pursuant to Rule 17A-5 of
the Securities and Exchange Commission

December 31, 2008